EXHIBIT 21.1

LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCOPORATION/ORGANIZATION

Name of Subsidiary	State/Country of Incorporation/Organization	Percentage of Voting Securities Owned by Immediate Parent
VTC, LLC d/b/a Total Site Solutions	Maryland	100%
Vortech, LLC	Maryland	100%
Innovative Power Systems, Inc.	Virginia	100%
Alletag Builders, Inc.	Arizona	100%
Total Site Solutions Arizona, LLC	Arizona	100%